UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

February 22, 2019

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.

Representative: Tatsufumi Sakai, President & CEO

Head Office: 1–5–5 Otemachi, Chiyoda–ku, Tokyo

Stock Code Number: 8411 (Tokyo Stock Exchange (First Section))

Basic agreement concluded with Credit Saison regarding the termination of the Comprehensive Strategic Business Alliance Agreement

Mizuho Bank, Ltd. (Mizuho Bank; President and CEO: Koji Fujiwara), a consolidated subsidiary of Mizuho Financial Group, Inc., has concluded a basic agreement with Credit Saison Co.,Ltd. (Credit Saison; President and CEO: Hiroshi Rinno) regarding the termination of the Comprehensive Strategic Business Alliance Agreement (“the Alliance”) described below.

◆	Comprehensive Strategic Business Alliance Agreement dated December 24, 2004 (and all amendments thereafter)

Parties to this agreement: Mizuho Bank, Credit Saison, UC Card Co.,Ltd. (UC Card; President and CEO: Nobuaki Kitajima)

This agreement was later amended to add another party, Qubitous Co.,Ltd.(Qubitous; President and CEO: Haruhisa Kaneko).

1.	Rationale for terminating the Alliance

After entering into the Alliance, Mizuho Bank: (1) issued the Mizuho Mileage Club Card, (2) built a shared IT system, and (3) further developed our credit card business through a specialized alliance business model*. As a result, we were able to provide customers with innovative products and services.

The Mizuho Mileage Club Card has proven popular, and is the primary credit card for many of our customers. Also, the roll-out of the shared IT system was completed in October of last year and the system is operating stably.

Mizuho Bank will continue to provide the Mizuho Mileage Club Card as one of our primary offerings and work to strengthen our credit card business, utilizing the shared IT system as a form of strategic infrastructure.

However, in terms of the specialized alliance business model, after entering into the Alliance, there have been changes in the business environment surrounding the credit card industry, including fiercer competition due to the entry of businesses from other industries into the market. In order to respond to these changes and transition to a relationship where all parties can better maximize their strengths and proactively grow their businesses, we have concluded a basic agreement regarding the termination of the Alliance. This agreement includes a gradual termination of the Alliance and states our intention of entering into separate agreements regarding partnerships and other collaboration at the time of, and after, the termination.

*	A collaborative framework where Credit Saison, UC Card, and Qubitous each fulfil a specialized role.

2.	Agreed upon direction in relation to the termination of the Alliance

(1)	After the termination of the Alliance, we will continue to work in partnership on the following items.

①	Business relating to the issuance of Mizuho Mileage Club Card «Saison», which is a joint business of Mizuho Bank and Credit Saison.

②	Any other business or projects which Mizuho Bank and Credit Saison agree will be mutually beneficial.

(2)

We will implement a corporate break-up of Qubitous (“the Corporate Break-up”), which is the joint-processing company for Mizuho Bank and Credit Saison. As a result of the Corporate Break-up, from within Qubitous’ business operations (namely, Credit Saison-related business domains and UC Card-related business domains), UC Card will take over the UC Card-related business domains.

(3)

Having agreed in principle that Mizuho Bank will terminate our investment in Qubitous and Credit Saison will terminate their investment in UC Card (“the Divestment”), we will consider specific measures for handling this process going forward.

3.	Planned timeline for the termination of the Agreement

(1)	Conclusion of an agreement regarding the Corporate Break-up: July 2019

(2)

Conclusion of the final agreement related to the termination of this Alliance, and conclusion of other agreement(s) deemed necessary following the termination of the Alliance between Mizuho Bank, Credit Saison, and/or other parties to the Alliance, and the effective date of these agreements: October 1, 2019

(3)	Effective date of the Corporate Break-up: October 1, 2019 (same as the date in (2) above)

4.	Financial outlook

We do not anticipate a significant impact on either consolidated or non-consolidated financial results in the current fiscal year. We are currently examining the potential impact that the planned Corporate Break-up and the planned Divestment may have on consolidated and non-consolidated financial results in the next fiscal year and beyond. We will promptly disclose any further updates regarding this topic which are subject to disclosure.